EXHIBIT 99.1

May 2, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the Form 6-K dated May 2, 2022, of Tombstone Exploration Corporation and are in agreement with such statements contained therein as they pertain to our firm.

/s/ Sadler, Gibb & Associates, LLC

Draper, UT

May 2, 2022